2/7/06 SS 8-52067 AB 2/9/04

[redacted]

SECURITIE

06001818

SEC MAIL PROCESSING SECTION JAN 30 2006 WASH DC 192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING DECEMBER 1, 2004 AND ENDING NOVEMBER 30, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENERGY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14N679 ROUTE 25 STE.C
(No. and Street)

EAST DUNDEE	IL	60118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE BUETTNER 847-836-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

2100 CLEARWATER DRIVE	OAK BROOK	IL	60523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE R. BUETTNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENERGY SECURITIES, INC., as of NOVEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA L SIMMS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/28/2008

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- X ☐ (a) Facing Page.
- X ☐ (b) Statement of Financial Condition.
- X ☐ (c) Statement of Income (Loss).
- X ☐ (d) Statement of Changes in Financial Condition.
- X ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 30 2006
WASH, D.C.
192

Energy Securities, Inc.

Financial Statements
and
Independent Auditor's Report
For the Year Ended
November 30, 2005

Wolf & Company LLP
Certified Public Accountants

CONTENTS

Wolf & Company LLP
Certified Public Accountants

A Wolf Financial Group Member

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Energy Securities, Inc.
East Dundee, Illinois

We have audited the accompanying statement of financial condition of ENERGY SECURITIES, INC. as of November 30, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Securities, Inc. as of November 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company LLP

Oak Brook, Illinois
December 20, 2005

2100 Clearwater Drive ▵ Oak Brook, Illinois 60523-1927
630.545.4500 *main* ▵ 630.574.7818 *fax* ▵ www.wolfcpa.com

ENERGY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2005

ASSETS

Cash	$ 56,897
Commissions receivable	101,875
Refundable income taxes	3,346
	$ 162,118

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 98,044
Stockholders' equity:	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in-capital	10,000
Retained earnings	44,074
Total stockholders' equity	64,074
	$ 162,118

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended November 30, 2005

Revenues:	
Commissions	$ 392,550
Interest	771
Total revenues	393,321
Expenses:	
Professional services	13,682
Commissions	151,785
Filing fees	28,699
Office services	195,652
Miscellaneous	2,026
Total expenses	391,844
Income before income taxes	1,477
Income tax provision (benefit):	
Current	(1,038)
Deferred	61
	(977)
Net income	$ 2,454
Basic earnings per share	$ 0.25

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended November 30, 2005

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at November 30, 2004	10,000	$ 10,000	$ 10,000	$ 41,620	$ 61,620
Net income	-	-	-	2,454	2,454
Balance at November 30, 2005	10,000	$ 10,000	$ 10,000	$ 44,074	$ 64,074

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2005

Cash flows from operating activities:	
Net income	$ 2,454
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in:	
Commissions receivable	(97,375)
Refundable income taxes	(735)
Due from related party	20,500
Deferred income taxes	61
Accounts payable	98,044
Net cash provided by operating activities	22,949
Cash, beginning of year	33,948
Cash, end of year	$ 56,897

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Energy Securities, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company provides brokerage and marketing services for limited partnerships in the oil and gas industry. These services are provided for corporations with identical ownership as the Company. Operations are located in Illinois and Kentucky.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes commission income, as determined in sales agreements for each partnership, upon release of subscribed amounts from escrow.

Accounts Receivable – Receivables are valued at management's estimate of the amount that will ultimately be collected. No allowance for doubtful accounts has been provided as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Net Capital Requirements – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. Based upon this capital requirement, the Company is required to operate pursuant to the SEC's Customer Protection Rule and is not permitted to hold customer funds.

Basic Earnings Per Share – Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Concentration of Risk – The Company routinely maintains balances at a financial institution in excess of the $100,000 insured by the Federal Deposit Insurance Corporation.

3. Related Parties

Entities owned by stockholders of the Company receive periodic payments in connection with their marketing efforts for the limited partnerships and administrative services provided to the Company. There were no professional fees earned by these entities for the year ended November 30, 2005. Included in office services is $188,747, which is net of $54,875 in waived expenses, for shared office and administrative expenses to a related party for the year ended November 30, 2005. The majority of all commission revenues earned by the Company are earned from related entities.

The Company had accounts payable of $73,322 to a related party at November 30, 2005.

4. Deferred Taxes

Temporary differences giving rise to the deferred tax asset consisted of organization costs expensed for financial reporting purposes, but capitalized and amortized for tax purposes. These temporary differences terminated in 2005.

SUPPLEMENTARY INFORMATION

Schedule I

ENERGY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2005

Net capital:	
Total stockholders' equity	$ 64,074
Deductions:	
Nonallowable assets:	
Refundable income taxes	(3,346)
Net capital	$ 60,728
Reconciliation of Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 60,728
Minimum net capital requirements:	
6 2/3% of aggregate indebtedness (or $5,000 if greater)	$ 6,536
Excess net capital	$ 54,192
Aggregate indebtedness:	
Total liabilities from statement of financial condition/aggregate indebtedness	$ 98,044
Percentage of aggregate indebtedness to net capital	161.45%

See independent auditor's report.

Wolf & Company LLP
Certified Public Accountants

A Wolf Financial Group Member

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Energy Securities, Inc.
East Dundee, Illinois

In planning and performing our audit of the financial statements of Energy Securities, Inc. (Company) for the year ended November 30, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2100 Clearwater Drive ▵ Oak Brook, Illinois 60523-1927

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. The Company was not in compliance with net capital requirements for the period January 3, 2005 to April 14, 2005 and proper notification of noncompliance was made to the SEC. Matters were rectified on April 14, 2005 to ensure compliance with net capital requirement going forward. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company LLP

Oak Brook, Illinois
December 20, 2005